Exhibit 99a - Appendix

APPENDIX

Pursuant to Item 304 of Regulation S-T, the following is a narrative description of graphic or image material incorporated by reference from the Company's 2003 Annual Report to Shareholders at Item 7. Management's Discussions and Analysis of Financial Condition and Results of Operations.

Page 19 of Annual Report
Sales by Market FYE 2003
Cars and Light Trucks	31%
Aftermarket	21%
Medium and Heavy Trucks	19%
Off-Highway Equipment	11%
Industrial Equipment	8%
Building HVAC	6%
Electronics	3%
Miscellaneous	1%

Page 19 of Annual Report
Sales by Product FYE 2003
Modules/Packages	28%
Radiators	26%
Oil Coolers	15%
Charge-Air Coolers	9%
Vehicular Air Conditioning	7%
Building HVAC	6%
Electronics	3%
Miscellaneous	4%
EGR Coolers	2%